

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 14, 2008

By Facsimile and U.S. Mail

Mr. Hector Ponte
Chief Executive Officer
Finmetal Mining Ltd.
Suite 500, 666 Burrard Street,
Vancouver, British Columbia, Canada
V6C 2X8

> **Re:** **Amazon Goldsands Ltd.**
> **Form 10-KSB for the Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Response Letter Dated May 15, 2008**
> **Response Letter Dated July 2, 2008**
> **File No. 000-51203**

Dear Mr. Ponte:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated July 2, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Year Ended December 31, 2006

Stock based Compensation, page 32

1. We note your response to comment three of our letter dated June 12, 2008. Please clarify if the outstanding restricted common shares are contingently returnable. If your restricted shares are returnable until the shares are vested, the shares would

be excluded from the denominator in computing basic earnings per share even if they have been issued. Refer to paragraph 9 of SFAS 128.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief